                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 24)

                          21ST CENTURY INSURANCE GROUP
                                (NAME OF ISSUER)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   90130N 10 3
                                 (CUSIP NUMBER)

                               KATHLEEN E. SHANNON
                       SENIOR VICE PRESIDENT AND SECRETARY
                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NEW YORK
                                 (212) 770-7000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                               September 27, 2007
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
      SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX:

                                       [ ]

                        (CONTINUED ON THE FOLLOWING PAGE)

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     American International Group, Inc. (I.R.S. Identification No. 13-2592361)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [X]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of Delaware
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          34,699,350
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        53,445,620
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          34,699,350
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          53,445,620
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     88,144,970
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     100.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     HC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     AIG Commercial Insurance Group, Inc. (I.R.S. Identification No. 13-3386798)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of Delaware
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        53,445,620
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          53,445,620
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     53,445,620
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     60.6%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     HC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     AIG Property Casualty Group, Inc. (I.R.S. Identification No. 20-5971809)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of Delaware
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        53,445,620
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          53,445,620
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     53,445,620
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     60.6%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     HC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     American Home Assurance Company (I.R.S. Identification No. 13-5124990)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of New York
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        14,395,665
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          14,395,665
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     14,395,665
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     16.3%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     IC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     Commerce and Industry Insurance Company (I.R.S. Identification No. 31-1938623)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of New York
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        5,414,827
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          5,414,827
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     5,414,827
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.1%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     IC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     New Hampshire Insurance Company (I.R.S. Identification No. 02-0172170)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of
     Pennsylvania
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        5,414,827
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          5,414,827
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     5,414,827
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.1%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     IC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     National Union Fire Insurance Company of Pittsburgh, Pa. (I.R.S. Identification No. 25-0687550)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of
     Pennsylvania
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        28,220,301
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          28,220,301
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     28,220,301
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     32.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     IC, CO
--------------------------------------------------------------------------------

     Item 1. Security and Issuer.

     This Amendment No. 24 (this "Amendment") to the Statement on Schedule 13D filed by American International Group, Inc., a Delaware corporation ("AIG"), amends and supplements the Statement on Schedule 13D originally dated
December 16, 1994 and as amended by Amendment No. 1 to Schedule 13D dated March 23, 1995, Amendment No. 2 to Schedule 13D dated January 9, 1998, Amendment No.
3 to Schedule 13D dated April 8, 1998, Amendment No. 4 to Schedule 13D dated May 12, 1998, Amendment No. 5 to Schedule 13D dated June 4, 1998, Amendment No. 6 to
Schedule 13D dated June 15, 1998, Amendment No. 7 to Schedule 13D dated June 25, 1998, Amendment No. 8 to Schedule 13D July 14, 1998, Amendment No. 9 to Schedule 13D dated July 23, 1998, Amendment No. 10 to Schedule 13D dated July 27, 1998, Amendment No. 11 to Schedule 13D dated August 10, 1998, Amendment No. 12 to
Schedule 13D dated August 19, 1998, Amendment No. 13 to Schedule 13D dated August 24, 1998, Amendment No. 14 to Schedule 13D dated September 3, 1998, Amendment No. 15 to Schedule 13D dated September 11, 1998, Amendment No. 16 to
Schedule 13D dated November 10, 1998, Amendment No. 17 to Schedule 13D dated December 16, 1998, Amendment No. 18 to Schedule 13D dated February 5,
1999, Amendment No. 19 to Schedule 13D dated March 31, 1999, Amendment No. 20 to Schedule 13D dated April 30, 1999, Amendment No. 21 to Schedule 13D dated April 7, 2000, Amendment No. 22 to Schedule 13D dated January 24, 2007 and Amendment No. 23 to Schedule 13D dated May 15, 2007, relating to the common stock, par value $0.001 per share ("Common Stock"), of 21st Century Insurance Group, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6301 Owensmouth Avenue, Woodland Hills,
California 91367.

     Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended such that the following sentence of the first paragraph is deleted in its entirety:

     "In addition, the 53,474,214 outstanding shares of Common Stock owned by AIG include 28,594 outstanding shares of Common Stock held by certain investment advisor subsidiaries of AIG on behalf of their clients."

     Item 2 of the Schedule 13D is hereby supplemented by adding the following after the last paragraph thereof:

     AIG Commercial Insurance Group, Inc. and AIG Property Casualty Group, Inc. (collectively, the "HoldCos") are also included as filing persons to this
Schedule 13D. The principal executive offices of the HoldCos are located at 70 Pine Street, New York, New York 10270, and these companies are holding companies for AIG's general insurance subsidiaries.

     An amended and restated list of the directors and executive officers of AIG, the HoldCos, American Home Assurance Company, Commerce and Industry Insurance Company, New Hampshire Insurance Company and National Union Fire Insurance Company of Pittsburgh, Pa. (each such subsidiary of AIG are referred to herein as an "AIG Sub"), Starr International Company, Inc. ("SICO"), C.V. Starr & Co., Inc. ("Starr"), Universal Foundation, Inc. ("Universal Foundation"), The Maurice R. and Corinne P. Greenberg Family Foundation, Inc. (the "Greenberg Foundation") and The Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the "Greenberg Joint Tenancy Corporation"), including their business addresses and principal occupations is being filed herewith as Exhibit A.

     All information provided in this Amendment (including, without limitation, in this Item 2 and Exhibit A to this Amendment) with respect to Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, and the Greenberg Joint Tenancy Corporation and their respective directors and executive officers is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Shares filed on March 20, 2007 on behalf of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Corporation. In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.


     Item 2(d) and (e) of the Schedule 13D is hereby amended and restated to read as follows:

     2006 Regulatory Settlements

     In February 2006, AIG reached a final settlement with the Securities and Exchange Commission ("SEC"), the United States Department of Justice ("DOJ"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG made payments or placed amounts in escrow in 2006 totaling approximately $1.64 billion, $225 million of which represented fines and penalties. The following is additional information regarding the settlements.

     AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006: (a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended ("Securities Act"), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1
of the Exchange Act; (b) ordering AIG to pay disgorgement; and (c) ordering AIG to pay a civil penalty.

     In February 2006, AIG and the DOJ entered into a letter agreement. In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions. The settlement with the DOJ consists of, among other things, AIG's cooperating with the DOJ in the DOJ's ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying money into a fund. Also effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York's Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005.

     As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include the adequacy of AIG's internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

     PNC Settlement

     In November 2004, AIG and AIG Financial Products Corp. ("AIGFP"), a subsidiary of AIG, reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. ("PNC"), the marketing of transactions similar to the PNC transactions and related matters.

     As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and for aiding and abetting violations of reporting and record keeping provisions of those laws. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Exchange Act, Exchange Act rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

     The DOJ filed against AIGFP PAGIC Equity Holding Corp. ("AIGFP PAGIC"), a wholly owned subsidiary of AIGFP, a criminal complaint alleging that AIGFP PAGIC violated federal securities laws by aiding and abetting securities law violations by PNC, in connection with a transaction entered into in 2001 with PNC that was intended to enable PNC to remove certain assets from its balance sheets. The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations.

     Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby supplemented by adding the following after the last paragraph thereof:

     On June 8, 2007 AIG, Merger Subsidiary and the Company entered into Amendment No. 1 to the Agreement and Plan of Merger. A copy of the amendment is being filed herewith as Exhibit B.

     Upon the terms of the Merger Agreement and following the approval of the Merger by the holders of a majority of the outstanding Shares entitled to vote on such matter at a shareholders' meeting duly called and held for such purpose, on September 27, 2007, Merger Subsidiary merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of AIG. Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each Share issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by AIG, Merger Subsidiary or any other direct or indirect wholly owned subsidiary of AIG (other than Shares held by any mutual fund advised or managed by any of AIG or any direct or indirect wholly owned subsidiary of AIG), (ii) Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, (iii) Shares subject to Company Awards (as described in the Merger Agreement), and (iv) Shares as to which appraisal rights are perfected under applicable law, was converted into the right to receive $22.00 per Share in cash, without interest. On September 27, 2007 AIG issued a related press release. A copy of the press release is being filed herewith as Exhibit C.

     As a result of the Merger, 100% of the Shares of the Company are held by AIG and the AIG Subs, the trading of the common stock of the Company was suspended as of the close of business on September 27, 2007, the Company has requested that the New York Stock Exchange file an application on Form 25 to report that the common stock of the Company is no longer listed on the New York Stock Exchange and the Company will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. AIG intends to cause the filing of such an application for termination of registration under the Exchange Act. AIG may change in the future the Company's business and corporate structure and may sell, transfer or otherwise dispose of all or some of the Company's assets.

     Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (A) AIG's and each AIG Sub's current ownership interests in the Company and the Common Stock of the Company is set forth on the cover pages to this Amendment No. 24 to Schedule 13D and is incorporated by reference herein.

     (B) AIG and each AIG Sub share voting and dispositive power as to all of the Shares owned by each such AIG Sub.

     (C) Except as set forth below and except for the transactions contemplated by the Merger, AIG, and the AIG Subs and, to the best of each of their knowledge, AIG and the AIG Subs' respective executive officers and directors (as listed in Exhibit A), have not engaged in any transactions in the Common Stock of the Company during the past sixty days.

     The Seasons Series TR Value Small Cap fund, which is managed by subsidiaries of AIG, (i) on August 16, 2007, acquired 52 shares of common stock of the Company in the open market at $21.87 per share and (ii) on September 19, 2007, acquired 67 shares of common stock of the Company in the open market at $22.11 per share.

     The NAF VP1--AG Small Cap Index fund, which is managed by subsidiaries of AIG, on August 1, 2007, acquired 1,186 shares of common stock of the Company in the open market at $21.85 per share.

     AIG has no available information regarding beneficial ownership of or transactions in the Common Stock of the Company by Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Corporation or their respective directors and executive officers.

     (D) - (E) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby supplemented by adding the following before the last sentence thereof:

     Amendment No. 1 to the Agreement and Plan of Merger, which is attached hereto as Exhibit B and the Amended and Restated Agreement of Joint Filing pursuant to which HoldCos became additional parties to the Agreement of Joint Filing and which is attached hereto as Exhibit D are also included under this
Item 6.

     Item 7. Materials to be Filed as Exhibits.

     (A) List of the Directors and Executive Officers of American International Group, Inc., AIG Commercial Insurance Group, Inc., AIG Property Casualty Group, Inc., American Home Assurance Company, Commerce and Industry Insurance Company, New Hampshire Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Starr International Company, Inc., C.V. Starr & Co., Inc., Universal Foundation, Inc., The Maurice R. and Corinne P. Greenberg Family Foundation, Inc. and The Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc., their business addresses and principal occupations.

     (B) Amendment No. 1 to the Agreement and Plan of Merger, dated June 8,
2007.

     (C) Press Release, dated September 27, 2007.

     (D) Amended and Restated Agreement of Joint Filing, dated September 27,
2007.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 27, 2007

                                        AMERICAN INTERNATIONAL GROUP, INC.


                                        By: /s/ Kathleen E. Shannon
                                            ------------------------------------
                                        Name:  Kathleen E. Shannon
                                        Title: Senior Vice President and
                                               Secretary


                                        AMERICAN HOME ASSURANCE COMPANY


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Senior Vice President, Chief
                                                Financial Officer and Treasurer


                                        COMMERCE AND INDUSTRY INSURANCE COMPANY


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Senior Vice President, Chief
                                                Financial Officer and Treasurer


                                        NEW HAMPSHIRE INSURANCE COMPANY


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Senior Vice President, Chief
                                                Financial Officer and Treasurer


                                        NATIONAL UNION FIRE INSURANCE COMPANY OF
                                        PITTSBURGH, PA.


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Senior Vice President, Chief
                                                Financial Officer and Treasurer


                                        AIG COMMERCIAL INSURANCE GROUP, INC.


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Chief Financial Officer,
                                                Executive Vice President and
                                                Treasurer


                                        AIG PROPERTY CASUALTY GROUP, INC.


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Chief Financial Officer,
                                                Executive Vice President and
                                                Treasurer

                                  EXHIBIT INDEX

Exhibit No.                               Description                                     Location
-----------                               -----------                                     --------
A.            List of the Directors and Executive Officers of American               Filed herewith.
              International Group, Inc., AIG Commercial Insurance Group, Inc.,
              AIG Property Casualty Group, Inc., American Home Assurance Company,
              Commerce and Industry Insurance Company, New Hampshire Insurance
              Company, National Union Fire Insurance Company of Pittsburgh, Pa.,
              Starr International Company, Inc., C.V. Starr & Co., Inc.,
              Universal Foundation, Inc., The Maurice R. and Corinne P.
              Greenberg Family Foundation, Inc. and The Maurice R. and Corinne
              P. Greenberg Joint Tenancy Corporation, Inc., their business addresses and principal occupations.

B.            Amendment No. 1 to the Agreement and Plan of Merger, dated             Filed herewith.
              June 8, 2007.

C.            Press Release, dated September 27, 2007.                               Filed herewith.

D.            Amended and Restated Agreement of Joint Filing, dated
              September 27, 2007.                                                    Filed herewith.